December 31, 2008




VIA EDGAR
---------

Christian T. Sandoe
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

             Re: BNY/Ivy Multi-Strategy Hedge Fund LLC
                 Registration Statement on Form N-2
                 (FILE NOS. 333-152534 AND 811-21247)
                 ------------------------------------

Dear Mr. Sandoe:

     On behalf of BNY/Ivy Multi-Strategy Hedge Fund LLC (the "Fund"), set forth below are the Fund's responses to comments received from the staff of the Securities and Exchange Commission (the "Staff") in its letter dated August 20, 2008. In addition, attached as Appendix A are the revised sections of the Fund's prospectus, which address the Staff's comments and reflect certain other changes.

     The Staff's comments appear in italicized text below. The Fund's response follows the Staff's comments. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Fund's Registration Statement.

PROSPECTUS SUMMARY -- INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES (PAGE 2)

1. THE FOURTH SENTENCE OF THE SECOND PARAGRAPH STATES THAT THE FUND MAY ON OCCASION RETAIN ONE OR MORE PORTFOLIO MANAGERS TO MANAGE AND INVEST DESIGNATED PORTIONS OF THE FUND'S ASSETS (EITHER AS SEPARATELY MANAGED ACCOUNTS OR BY CREATING SEPARATE INVESTMENT VEHICLES ("PORTFOLIO ACCOUNTS") IN WHICH A PORTFOLIO MANAGER WILL SERVE AS GENERAL PARTNER OF THE VEHICLE AND THE FUND WILL BE THE SOLE LIMITED PARTNER). PLEASE EXPLAIN TO US WHETHER THE FUND IMPOSES ANY LIMITATION ON HOW MUCH THE FUND'S ASSETS MAY BE INVESTED IN ANY ONE PORTFOLIO ACCOUNT. IN ADDITION, DISCLOSURE ON PAGE 41 STATES THAT THE FUND'S INVESTMENT POLICIES AND RESTRICTIONS, AND LIMITATIONS AND PROHIBITIONS ON INVESTMENTS IMPOSED BY THE INVESTMENT COMPANY ACT, DO APPLY IN THE CASE OF PORTFOLIO ACCOUNTS. THE ABOVE LANGUAGE STATES THAT THE PORTFOLIO ACCOUNTS WILL COMPLY WITH THE FUND'S INVESTMENT POLICIES, RESTRICTIONS, LIMITATIONS AND PROHIBITIONS ON INVESTMENTS IMPOSED BY THE INVESTMENT COMPANY ACT. PLEASE EXPLAIN TO US WHETHER ALL OTHER ASPECTS OF THE PORTFOLIO ACCOUNTS OPERATION (I.E., COMPOSITION OF THE BOARD OF THE PRIVATE ACCOUNTS, ADVISORY AGREEMENTS WITH THE ADVISOR OF THE PRIVATE ACCOUNTS) WILL ALSO COMPLY WITH THE INVESTMENT COMPANY ACT REQUIREMENTS.

The Fund's current expectation is that the Fund will not allocate more than 5% of the Fund's net assets in a Portfolio Account. A Portfolio Account will be treated as a segment of the Fund. Therefore, all aspects of the operation of the Portfolio Account will be conducted in compliance with the requirements of the Investment Company Act of 1940, as amended.

PROSPECTUS SUMMARY -- THE ADVISER (PAGE 8)

2. THE FIRST PARAGRAPH STATES, "BNY MELLON MAY BE DEEMED TO CONTROL THE FUND FOR PURPOSES OF THE BHCA AND HAS ELECTED TO TREAT THE FUND AS PART OF ITS "MERCHANT BANKING" ACTIVITIES, ALTHOUGH BNY MELLON MAY CHANGE THIS ELECTION IN THE FUTURE (WITHOUT OBTAINING THE CONSENT OF THE FUND OR OF INVESTORS IN THE FUND). CONSEQUENTLY, THE FUND IS SUBJECT TO THE PROVISIONS OF THE BHCA GOVERNING MERCHANT BANKING ACTIVITIES." PLEASE EXPLAIN IN THIS SECTION THE IMPACT OF THESE PROVISIONS OF THE BANK HOLDING COMPANY ACT ON THE FUND'S OPERATIONS AND THE ADVISER'S MANAGEMENT OF THE FUND (E.G., WILL THE FUND BE PROHIBITED FROM OPERATING IN A MANNER THAT WOULD OTHERWISE BE PERMITTED?).

As a result of your comment, we have added to the Fund's prospectus the disclosure in the Fund's "Statement of Additional Information - Investment Policies and Practice," which describes the impact of the Bank Holding Company Act of 1956, as amended, on the Fund's operations and the Adviser's management of the Fund. The revised section of the Fund's prospectus, which addresses this comment, is attached.

APPENDIX B -- INVESTMENT MANAGER PERFORMANCE INFORMATION

3. THIS SECTION ONLY INCLUDES PERFORMANCE INFORMATION FOR THE FUND AND THE PRIVATE FUNDS THROUGH MARCH 31, 2008. PLEASE UPDATE THIS SECTION TO INCLUDE THE MOST RECENT AVAILABLE PERFORMANCE INFORMATION FOR EACH FUND.

The Fund will include the updated performance information of the Fund and the private funds in its Pre-Effective Amendment No. 1 to the Registration Statement (the "Amendment"), which will be filed in January.


GENERAL COMMENTS

We note that no exemptive applications or no-action requests have been filed or are expected to be filed for the Fund.


     In addition to the foregoing, the Fund acknowledges that:

     o should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, such effectiveness does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Fund may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Fund believes that the foregoing responses, together with the revisions that will be reflected in the Amendment, are fully responsive to all of the Staff's comments.

     If you have any questions regarding this response or require further information, please call me at (212) 756-2149. Thank you for your assistance regarding this matter.

                                              Very truly yours,

                                              /s/ Pamela S. Poland
                                              --------------------
                                              Pamela S. Poland


Attachments

                                   APPENDIX A

FROM PAGE 17 OF THE PROSPECTUS:

                              FINANCIAL HIGHLIGHTS

         The information contained in the table below sets forth selected information derived from the financial statements contained in the Fund's annual report for the fiscal year ended March 31, 2008 (the "Annual Report"), which have been audited by Ernst & Young LLP ("Ernst & Young"), as well as information derived from the Fund's semi-annual financial statements as of September 30, 2008, included in the Fund's semi-annual report (the "Semi-Annual Report"). Ernst & Young's report, along with the Fund's financial statements, are included in the Annual Report. The Fund's Annual Report and Semi-Annual Report are available upon request by calling (877) 470-9122.



                            FOR THE     FOR THE      FOR THE     FOR THE     FOR THE      APRIL 1,
                              SIX        YEAR         YEAR        YEAR        YEAR        2003(a)
                             MONTHS      ENDED        ENDED       ENDED       ENDED       THROUGH
                             ENDED       MARCH        MARCH       MARCH       MARCH       MARCH 31
                           SEPTEMBER    31, 2008     31, 2007    31, 2006    31, 2005       2004
                           30, 2008     --------     --------    --------    --------    ---------
                           --------
Net assets, end of         $162,262     $170,494     $177,129    $159,757     $130,861     $89,246
period (000)

Ratio of net
investment loss to
average Members'
capital(b)                (2.27)%(b)     (2.29)%     (2.32)%     (2.50)%       (2.59)%     (2.75)%
Ratio of expenses to
average Members'
capital(c)                   2.39%        2.56%       2.48%       2.57%         2.60%      2.76%(e)
Total return                (6.82)%       0.56%       7.22%     13.51%(d)       5.10%       8.38%
Portfolio turnover            13%          21%         26%         26%           25%         19%
rate



(a) Commencement of Operations.

(b) Annualized.

(c) Ratios do not reflect the Fund's proportionate share of the income and expenses of the Portfolio Funds.

(d) For the fiscal year ended March 31, 2006, 0.10% of the Fund's total return consists of a payment by an affiliate. Excluding this item, the total return would have been 13.41%.

(e) Ratio of expenses to average Members' capital excluding organization expenses is 2.56%.

Net investment loss ratio, expenses to average Members' capital ratio and total return are calculated for the Members as a whole. An individual Member's return may vary from this return based on the timing of capital transactions.

FROM PAGE 33 OF THE PROSPECTUS:

         BANKING REGULATION. The Bank Holding Company Act of 1956, as amended (the "BHCA"), and other applicable banking laws, rules, regulations and guidelines, and the interpretation and administration thereof by the staff of the regulatory agencies which administer them, may restrict the transactions and relationships between the Adviser, BNY Mellon and their affiliates, on the one hand, and the Fund, on the other hand, and may restrict the investments and transactions by the Fund. For example, the BHCA and the rules and regulations of the Federal Reserve currently impose certain restrictions on the ability of bank holding companies to own equity securities of certain issuers.

         The Adviser is a wholly-owned subsidiary of The Bank of New York Mellon ("BNYM"), which is a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), a financial holding company. BNY Mellon and its affiliates and their affiliates are subject to certain U.S. banking laws, including the BHCA, and to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). BNY Falcon Three Holding Corp., a subsidiary of BNY Mellon, may own 5% or more of the Fund's voting securities. In such event, BNY Mellon will be deemed to control the Fund for purposes of the BHCA, and the Fund will be subject to certain provisions of the BHCA until ownership of the Fund's voting securities by other investors reduces BNY Mellon's ownership percentage.

         Under the BHCA, a bank holding company, if it meets certain criteria, may elect to become a financial holding company (an "FHC"). BNY Mellon has elected to become an FHC. An FHC may engage in, and may acquire companies engaged in, a wide range of activities that are "financial in nature" (or in some circumstances, "incidental" or "complementary" to financial activities), including certain banking, securities, merchant banking and insurance activities.

         BNY Mellon has elected to treat the Fund as part of its merchant banking activities, although BNY Mellon may change this election in the future (without obtaining the consent of the Fund or of investors in the Fund). Consequently, the Fund (and each arrangement in which the Fund retains an alternative asset manager (a "Portfolio Manager") to manage a separate account or separate investment vehicle for the Fund (each, a "Portfolio Account")) is subject to the provisions of the BHCA governing merchant banking activities by affiliates of FHCs. The Federal Reserve and the U.S. Department of Treasury have issued regulations governing the merchant banking activities of an FHC (the "Merchant Banking Regulations"), which govern the Fund's investments. Under the Merchant Banking Regulations, among other things, the duration of an investment by an FHC in a particular portfolio company is limited to a maximum of 10 years without approval of the Federal Reserve (the "10-Year Holding Limitation"), and upon its approval, in extraordinary circumstances, for an additional period of time. Also, under the Merchant Banking Regulations, the participation of the Adviser or the Fund in the management and operation of a Portfolio Fund is limited and restricted in certain ways. The Merchant Banking Regulations permit the Fund (through representatives on any governing body of a Portfolio Fund) to exercise customary oversight over the operations and management of a Portfolio Fund. However, the Merchant Banking Regulations restrict the Fund's representatives from becoming officers, employees or agents of a Portfolio Fund, from exercising control (by contract or otherwise) of the routine business decisions of a Portfolio Fund, and from otherwise becoming involved in the day-to-day operations of a Portfolio Fund. Nonetheless, the Merchant Banking Regulations would permit the Fund's representatives to become involved in the routine management and operation of a Portfolio Fund when necessary or required to obtain a reasonable return upon resale or other disposition and only for a limited duration.

         In the future, BNY Mellon may decide not to treat the Fund as part of its merchant banking activities. In that event and until BNY Mellon's ownership percentage in the Fund is reduced below the amount that would be regarded by the Federal Reserve as constituting control of the Fund for BHCA purposes, each of the Fund's investments would have to be a passive investment for purposes of the BHCA. To be a passive investment, the investment in a Portfolio Fund or in an issuer in which a Portfolio Account invests by BNY Mellon and its affiliates, including the Fund (and all other funds "controlled" by BNY Mellon and its affiliates), must be limited, in the aggregate, to less than 5% of the outstanding shares of any class of voting securities, and less than 25% of the total equity (including subordinated debt), of the Portfolio Fund or such issuer. The Fund (including any Portfolio Account) would also be prohibited from exercising a "controlling influence over the management or policies" of any Portfolio Fund or certain issuers in which a Portfolio Account invests. Alternatively, BNY Mellon may determine to restructure the Fund so that bank regulatory restrictions on the Fund's investment program are not applicable. To accomplish this result, the investments of BNY Mellon and its affiliates in the Fund could be reduced below the amount that would be regarded by the Federal Reserve as constituting control of the Fund for BHCA purposes.

         If in the future BNY Mellon ceases to qualify as an FHC under the BHCA and the regulations of the Federal Reserve, additional restrictions may be imposed on the Fund's activities under applicable banking laws. There can be no assurance that the bank regulatory requirements applicable to the Fund, or any change in such requirements, would not have an adverse effect on the Fund's investment program or performance.

         The regulations summarized above may be changed by the Federal Reserve in the future, in which event the requirements applicable to the Adviser, the Fund and the Fund's investments also may change.

FROM PAGE 44 OF THE PROSPECTUS:

                             MANAGEMENT OF THE FUND

GENERAL

         The Fund's Board provides broad oversight over the operations and affairs of the Fund. A majority of the Board is comprised of persons who are Independent Managers.

         The Adviser, Ivy Asset Management Corp., serves as the Fund's investment adviser, subject to the ultimate supervision of and subject to any policies established by the Board. The Adviser is a wholly-owned subsidiary of BNY Mellon and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

         On [ ], 2009, as part of the integration of the asset management businesses of BNY Mellon, BNYM transferred the Fund's Investment Management Agreement with BNY Investment Advisors ("BNYIA"), the former investment adviser of the Fund and a division of

BNYM, to the Adviser. The Adviser had previously served as the Fund's investment manager, providing day-to-day investment management services to the Fund under an Investment Sub-Advisory Agreement with BNYIA. That agreement was terminated on [ ], 2009 and now the Adviser provides these services under the Fund's Investment Management Agreement. The Adviser is also responsible under the Investment Management Agreement for providing administrative and other services to the Fund, which had previously been provided by its affiliate, BNYIA.

         The Adviser is recognized as one of the leading multi-manager alternative investment specialists. Since its inception in 1984, the Adviser has provided its clients the ability to participate in niche investment styles and sophisticated strategies not typically available to the general investing public. The Adviser offers a range of innovative multi-manager alternative investment products and customized portfolios developed to address specific client objectives. As of [ ], 2008, the Adviser managed approximately $[ ] billion of client assets. The Adviser is located at One Jericho Plaza, Jericho, New York 11753.

         BNY Mellon, a publicly traded financial holding company, managed more than $[ ] trillion of assets as of [ ], 2008. BNY Mellon was formed on July 2, 2007 through a merger of The Bank of New York Company, Inc., the former parent company of the Adviser and BNYM, and Mellon Financial Corporation. BNY Mellon provides a complete range of banking and other financial services to corporations and individuals worldwide through its basic businesses, namely, Securities Servicing and Global Payment Services, Corporate Banking, BNY Mellon Asset Management, Private Wealth Management, and Financial Market Services.

         Pursuant to the Investment Management Agreement with the Fund, the Adviser is responsible for developing, implementing and supervising the Fund's investment program and providing day-to-day management services, as well as various administrative services, to the Fund. In consideration of services provided by the Adviser, the Fund pays the Adviser a fee (the "Management Fee") computed and paid monthly at the annual rate of 1.50% of the aggregate value of outstanding Interests determined as of the beginning of each month. The Adviser is authorized, subject to the approval of the Board and Members, to retain one of its affiliates to provide any or all of the investment advisory services required to be provided by the Adviser to the Fund or to assist the Adviser in providing these services.

         A discussion regarding the basis for the Board's approval of the Investment Management Agreement is available in the Fund's Semi-Annual Report.

FROM PAGE 48 OF THE SAI:

                              FINANCIAL STATEMENTS

         The Fund's financial statements and the report of the independent registered public accounting firm thereon, appearing in the Annual Report to Members for the fiscal year ended March 31, 2008 (audited) (the "Annual Report"), as well the Fund's financial statements appearing in the Semi-Annual Report to Members for the six-month period ended September 30, 2008 (the "Semi-Annual Report"), are incorporated into this SAI by reference. The Annual Report and the Semi-Annual Report are filed with the SEC pursuant to Section 30(b) of the 1940

Act and the rules and regulations thereunder and contain schedules of the Fund's portfolio investments as of March 31, 2008 and September 30, 2008, respectively, and certain other financial information. The Fund will furnish, without charge, a copy of the Annual Report and the Semi-Annual Report to any person who requests a copy of the SAI.

         The audited financial information included in the prospectus under the caption "Financial Highlights" and the audited financial statements that are incorporated by reference in this SAI have been so included or incorporated by reference in reliance on the report of Ernst & Young given upon their authority as experts in auditing and accounting.